The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 JAN 22 AM 8:23

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

1st November, 2001.

Attn: Filing Desk - Stop 1-4


02002555

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 26th October 2001, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 31st October 2001, confirming that Government of Singapore Investment Corporation Pte Ltd has decreased its interests in EMI Group plc Ordinary Shares of 14p each to 31,477,122 shares, being 3.99% of the shares in issue; and,

(b) an announcement dated 1st November 2001, advising the expected announcement date of the Company's results for the six months to 30th September 2001.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

The EMI *Group*

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA THE INTERNET

Company Announcements Office,
London Stock Exchange.

31st October, 2001.

AVS Security No: 482928

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Government of Singapore Investment Corporation Pte Ltd, in a fax dated 31st October 2001, that its interest in EMI Group plc Ordinary Shares of 14p each, as at the close of business on 30th October 2001, had decreased to 31,477,122 shares, being 3.99% of the shares in issue. We are advised that the beneficial interests in the said shares are held as set out below:

REGISTERED HOLDER	HOLDING
Board of Commissioners of Currency, Singapore	1,012,797
Government of Singapore	22,501,057
Monetary Authority of Singapore	7,963,268

Yours faithfully,



C. L. CHRISTIAN
Deputy Secretary

The EMI *Group*

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA THE INTERNET

Company Announcements Office,
London Stock Exchange.

1st November, 2001.

AVS Security No: 514610

Dear Sirs,

EMI GROUP PLC
Results for the Six Months to 30th September 2001 and Interim Dividend

We advise that it is expected that the results of EMI Group plc for the six months to 30th September 2001, together with a declaration of an interim dividend, will be notified to the Company Announcements Office on the morning of Monday 19th November 2001 for release on the Regulatory News Service.

Yours faithfully,



C. L. CHRISTIAN
Deputy Secretary